SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)

Scudder Intermediate Government Trust.
(KGT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

811163104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
There is one exhibit.



ITEM 1	Security and Issuer
		Common Stock
		Scudder Intermediate Government Trust
		Scudder Investment Funds
		345 Park Avenue
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 1,964,655
		shares of KGT on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 5.78%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of KGT fit the investment guidelines
		for various Accounts.  Shares have been acquired since April 10, 2001.
b)  Although originally purchased for investment purposes only, on
February 1, 2005 KIM sent a letter to the Board of Trustees to encourage them to present to and recommend a proposal to open-end the Fund.  (See
Exhibit One)
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 1,964,655 shares, which represent 5.78% of the outstanding shares. Sophie Karpus
(Director) presently owns 1600 shares purchased on January 31, 2003 at a price of $6.95 per share. November 9, 2004 at $6.63 (850 shares). KIM
Profit Sharing Plan owns 2,600 shares purchased on June 23, 2003 at a price of $7.06 (1200 shares) and December 26 at $6.72 (600 shares), July
30 at $6.51 (800 shares).   None of the other Principals of KIM currently
owns shares of KGT.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
12/7/2004
11600
6.59

1/5/2005
-1500
6.72
12/7/2004
-1200
6.59

1/18/2005
2200
6.74
12/8/2004
3200
6.62

1/19/2005
7900
6.73
12/10/2004
-350
6.61

1/20/2005
1600
6.72
12/13/2004
4350
6.62

1/24/2005
13190
6.73
12/14/2004
1190
6.62

1/25/2005
7200
6.73
12/16/2004
800
6.65

1/25/2005
-260
6.74
12/20/2004
1275
6.64

1/26/2005
-2400
6.74
12/23/2004
-660
6.68

1/27/2005
500
6.74
The Accounts have the right to receive all dividends from, and any proceeds
	from the sale of the Shares.  None of the Accounts has an interest in Shares
	constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and KIM
		and between any of them and any other person with respect to any of the
		KGT securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable



Signature
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.





February 2, 2005 	          			By: _________________________
         Date				       		        Signature
					       Dana R. Consler, Senior Vice President.
							       Name /Title




Exhibit One
(Letter Sent to the Board of Trustees on February 1, 2005)

Scudder Intermediate Government & Agency Trust
Attn:  William N. Shiebler, Chairman
Deutche Investment Management
222 South Riverside
Chicago, IL.   60606

Trustees,

I am writing on the behalf of Karpus Investment Management (KIM) beneficial owners of 1,964,655 shares of the Scudder Intermediate Government & Agency Trust (KGT) as of January 27, 2005. In conjunction with the schedule 13D form filed on January 18th by Otter Creek and Long Family, we encourage the Trustees to comply with Section 5 of Article IX of the fund?s Declaration of Trust. This provision requires that the Trustees present a proposal to fund Shareholders calling for the conversion of the fund from a closed-end to an open-end format.

Furthermore, KIM strongly encourages the Trustees to recommend that fund Shareholders vote for this proposal. This provision was presented to potential investors as a ?safety net? for their investment should the discount to net asset value of the fund stay wide for a considerable amount of time. Since the provision?s trigger has been engaged, we feel that it would be a violation of the spirit of the Fund?s Declaration of Trust for the Trustees to recommend against this proposal.

Although the provision calls for a format conversion, we feel it would be less costly and just as beneficial for Deutsche to merge KGT into a preexisting Deutsche managed open-end fund with similar investment objectives. This action would reduce overhead costs for both funds involved and allow existing shareholders of KGT to exit their investment close to net asset value if they desire. For example, Deutsche manages an open-end fund with nearly identical investment objectives, the Scudder U.S. Government Securities Fund, with about three billion dollars under management. Merging a 230 million dollar closed-end fund into this much larger concern should significantly reduce expenses for current KGT Shareholders.

On April 5, 2002, Deutsche Bank AG acquired the Scudder Funds from
Zurich Financial. Although Deutsche did not control Scudder in 1988 when the Declaration of Trust was drafted, this transaction seems to have corresponded with a dramatic widening of the Fund?s discount to net asset value. On March 29, 2002, the Fund was trading at a 4.9 percent discount to net asset value. The discount has gradually widened to 9.9 percent as of December 31, 2004. The people at Zurich that drafted the Declaration of Trust had the vision and the wisdom to include this provision in case some event caused economic damage to Fund Shareholders and sold the Fund with this protection in place. Whether or not the sale of Scudder to Deutsche was coincident to the widening of the Fund?s discount, we feel that the Trustees must take action to narrow the Fund?s discount.

The Trustees have a fiduciary duty to all Fund Shareholders, both long and short-term shareholders, to enhance their investment?s value. The proposal invoked by this provision, if passed, would greatly enhance Shareholder value. We strongly encourage the Trustees to present and recommend the proposal outlined in Section 5 of Article IX of the Declaration of Trust.



Sincerely,



Cody Bartlett Jr., CFA